Exhibit 99.1

NYSE-A: ROY	NR 09-13
TSX: IRC	July 15, 2009

INTERNATIONAL ROYALTY CORPORATION COMPLETES

BOUGHT-DEAL FINANCING

DENVER, COLORADO – July 15, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (“IRC” or the “Company”) is pleased to announce that it has closed an offering of 14,100,000 common shares (the “Common Shares”) of IRC at a price of C$3.55 per Common Share for total gross proceeds of C$50,055,000. The Company has granted to the underwriters an over-allotment option of up to 2,115,000 Common Shares which can be exercised no later than 30 days from the closing.

The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons without registration unless an exemption from registration is available.  This news release does not constitute an offer for sale of securities in the United States.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com